Exhibit 99.57

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

October 6, 2014

Item 3	News Release

The news releases were disseminated through Canada NewsWire and filed on SEDAR on September 30, 2014 and October 9, 2014.

Item 4	Summary of Material Change

The Company announced the implementation of its previously announced dual share-class structure.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that effective October 6, 2014, all of its issued Common Shares were replaced by Common Voting Shares and Variable Voting Shares, following the Special Meeting of Shareholders held September 30, 2014 at which the new capital structure was approved, as previously announced. The Company has adopted the new share structure to ensure its adherence to the Canadian control requirements of the Broadcasting Act (Canada) (the "Broadcasting Act") following its acquisition of the Family Channel assets.

Under the dual share-class structure, Canadian shareholders, within the meaning of “Canadian” in the Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192, made pursuant to the Broadcasting Act (the "Direction"), received an equivalent number of Common Voting Shares ("DHX.B" on the TSX) to replace their Common Shares, and non-Canadian shareholders within the meaning of “non-Canadian” in the Direction, received an equivalent number of Variable Voting Shares ("DHX.A" on the TSX) to replace their Common Shares.

The Company filed Articles of Amendment on October 6, 2014, converting each outstanding Common Share not owned and controlled by a Canadian into one Variable Voting Share and each outstanding Common Share owned and controlled by a Canadian into one Common Voting Share. All unissued Common Shares of the Company have been cancelled. The Articles of Amendment also created a class of Non-Voting Shares. No Non-Voting Shares are outstanding and the Company does not currently intend to issue any Non-Voting Shares.

Effective October 9, 2014, DHX shares no longer trade under the ticker symbol "DHX". Instead, the Variable Voting Shares (held by non-Canadians) will trade under the ticker symbol "DHX.A" and the Common Voting Shares (held by Canadians) will trade under the ticker symbol "DHX.B"

Both classes of shares hold the same rights unless the Variable Voting Shares account for more than one third of the total of Variable Voting Shares, Common Voting Shares and Preferred Variable Voting Shares (“PVVS”) outstanding at any time or in respect of which votes are cast at any meeting of shareholders, at which point the number votes attributable to each Variable Voting Share will be reduced such that the Variable Voting Shares in aggregate hold one third of the total votes for all Variable Voting Shares and Common Voting Shares outstanding at such time or in respect of which votes are cast at such meeting of shareholders. Both Canadians and non-Canadians may acquire shares of either class. Any Variable Voting Shares will be deemed to be automatically converted to Common Voting Shares when acquired by Canadians and any Common Voting Shares will be deemed to be automatically converted to Variable Voting Shares when acquired by non-Canadians. A more detailed description of the terms of the Common Voting Shares, Variable Voting Shares and Non-Voting Shares is set forth below.

Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares, Common Voting Shares and Non-Voting Shares

The summary below describes the rights, privileges, restrictions and conditions attached to the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares. The complete text describing these rights, privileges, restrictions and conditions is included in the Articles of Amendment, a copy of which has been filed and may be viewed under the Company’s profile on www.sedar.com.

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the Canada Business Corporations Act (the “CBCA”). Each Common Voting Share shall confer the right to one vote at all meetings of the Company's Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares will carry one vote per share held, except where (i) the number votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders' meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company shares ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company's directors at the times and for the amounts that the Company's Board of Directors may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company's remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company's Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians.

Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

October 16, 2014

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